Exhibit 8 and 23(e)



                                  May 27, 1998


Ballston Bancorp, Inc.
1667 K Street, N.W., Suite 700
Washington, DC  20006

MainStreet BankGroup Incorporated
200 E. Church Street
Martinsville, VA  24112-5409

         Re: Opinion with Respect to Certain Federal Income Tax Consequences of the Merger of Ballston Bancorp, Inc. into MainStreet BankGroup Incorporated

Gentlemen:

         You have requested our opinion as to certain federal income tax consequences of the proposed merger of Ballston Bancorp, Inc., a Delaware corporation ("Ballston"), with and into MainStreet BankGroup Incorporated, a Virginia corporation ("MainStreet") pursuant to an Agreement and Plan of Merger dated as of March 11, 1998 by and between MainStreet and Ballston (the "Agreement").

         Pursuant to the Agreement and the Plan of Merger (the "Plan") attached as Annex 1 to Exhibit A to the Agreement, and subject to various regulatory approvals, Ballston will be merged with and into MainStreet in accordance with the provisions of, and with the effect provided in, the Virginia Stock Corporation Act (the "Merger"). As a result of the Merger, MainStreet will become the parent holding company of The Bank of Northern Virginia, the banking subsidiary of Ballston, as well as MainStreet's current subsidiary banks, all of which will continue to conduct their businesses in substantially the same manner as prior to the Merger. At the effective date of the Merger, and pursuant to the Plan, each share of common stock of Ballston ("Ballston Common Stock") will be exchanged for and converted into that number of shares of common stock of MainStreet ("MainStreet Common Stock") having an aggregate market value equal to $12.04 as determined pursuant to the Agreement, plus cash in lieu of issuing fractional shares of MainStreet Common Stock.

         In connection with the preparation of this opinion, we have examined such documents concerning the Merger as we have deemed necessary. We have based our conclusions on the Internal Revenue Code of 1986 (the "Code") and the regulations promulgated pursuant thereto, each as amended from time to time and in effect as of the date hereof, as well as existing judicial and administrative interpretations thereof. As to various questions of fact material to our opinion, we have relied upon the representations made in the Agreement as well as the additional representations made to us by duly authorized officers of MainStreet and Ballston set forth below.

         In connection with the proposed Merger, the following additional representations have been made to us by duly authorized officers of MainStreet and Ballston and relied upon by us in the preparation of this opinion:

         A. The fair market value of MainStreet Common Stock received by Ballston shareholders will be approximately equal to the fair market value of Ballston Common Stock surrendered in exchange therefor, and the exchange ratio used in such exchange is the result of arm's length negotiations.

         B. MainStreet has no plan or intention to sell or otherwise dispose of any of the assets of Ballston to be transferred to MainStreet in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

         C. MainStreet, Ballston and Ballston's shareholders will each will pay their own expenses, if any, incurred in connection with the Merger.

         D. Following the Merger, MainStreet will continue the historic business of Ballston or use a significant portion of Ballston's historic business assets in a business. Following the Merger, The Bank of Northern Virginia or a member of MainStreet's "qualified group" (as defined in Regulation 1.368-1(d)(4)(ii)) will continue The Bank of Northern Virginia's historic business or use a significant portion of The Bank of Northern Virginia's historic business assets in a business.

         E. Neither MainStreet nor any person related to MainStreet (as defined in Regulation 1.368-1(e)(3)) has any plan or intention to redeem or reacquire any of its stock to be issued in the Merger.

         F. The liabilities of Ballston that will be assumed by MainStreet as a result of the Merger and the liabilities to which Ballston's assets are subject were incurred in the ordinary course of business.

         G. There is no intercorporate indebtedness existing between MainStreet and Ballston that was issued, acquired or will be settled at a discount.

         H. On the effective date of the Merger, the fair market value of the assets of Ballston transferred to MainStreet in the Merger will equal or exceed the sum of Ballston's liabilities assumed by MainStreet plus the amount of liabilities to which the Ballston assets are subject.

         I. None of the shares of MainStreet Common Stock, cash in lieu of fractional shares or other property received by any shareholder-employee in exchange for Ballston Common Stock pursuant to the Merger constitutes or is intended as compensation for services rendered, nor is considered separate consideration for, or allocable to, any employment agreement or relationship. None of the compensation to be received by any shareholder-employee of Ballston after the effective date of the Merger will be separate consideration for, or allocable to, any of such shareholder-employee's Ballston Common Stock. In addition, any compensation paid to any shareholder-employee of Ballston will constitute and be intended as compensation for services actually rendered and bargained for at arm's length, and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

         J. No two parties to the Merger are investment  companies as defined in
Section 368(a)(2)(F)(iii) and (iv) of the Code.

         K. Ballston is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         L. Cash paid to Ballston shareholders in lieu of issuing fractional shares of MainStreet Common Stock will be paid solely for the purpose of avoiding the expense and administrative inconvenience of issuing fractional shares, will not be separately bargained for consideration and will represent only a mechanical rounding off of the number of shares of MainStreet Common Stock to be issued to Ballston shareholders. The total cash consideration that will be paid in the Merger to Ballston shareholders instead of issuing fractional shares of MainStreet Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to Ballston shareholders in exchange for their shares of Ballston Common Stock. The fractional share interests of each Ballston shareholder will be aggregated, and no Ballston shareholder will receive cash in an amount equal to or greater than the value of one full share of MainStreet Common Stock.

         Based upon the foregoing and subject to the limitations expressed herein, we are of the opinion that for federal income tax purposes:

         1. The Merger will constitute a "reorganization"  within the meaning of
Section 368(a) of the Code. Ballston and MainStreet will each qualify as a "party to a reorganization" within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by MainStreet or Ballston as a result of the Merger.

         3. No gain or loss will be recognized by Ballston shareholders as a result of the exchange of Ballston Common Stock solely for MainStreet Common Stock (including any fractional share interest) pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of a fractional share of MainStreet Common Stock.

         4. Cash received by a Ballston shareholder in lieu of a fractional share of MainStreet Common Stock will be treated as having been received as full payment in exchange for such fractional share pursuant to Section 302(a) of the Code. Such shareholder will recognize gain or loss equal to the difference between the amount of cash received and the shareholder's basis in that fractional share, and such gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder.

         5. A dissenting Ballston shareholder who receives solely cash in exchange for his Ballston Common Stock will be treated as receiving a distribution in redemption of his Ballston Common Stock, subject to the provisions and limitations of Section 302 of the Code.

         6. The aggregate tax basis of shares of MainStreet Common Stock (including any fractional share interest) received in the Merger by Ballston shareholders who exchange their Ballston Common Stock solely for shares of MainStreet Common Stock will be the same as the aggregate tax basis of Ballston Common Stock surrendered in exchange therefor.

         7. The holding period of MainStreet Common Stock received by Ballston shareholders will include the period during which Ballston Common Stock surrendered in exchange therefor was held by such Ballston shareholders, provided the Ballston Common Stock was held as a capital asset on the date of the exchange.

         This opinion is based upon the provisions of the Code, as interpreted by regulations, administrative rulings, and case law, all in effect as of the date hereof and all of which are subject to change or differing interpretations, which changes or interpretations may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. This opinion is not binding upon the Internal Revenue Service, any tax authority or any court. No assurance can be given that a position contrary to that expressed herein will not be asserted by the Internal Revenue Service or any other tax authority. Our opinion is limited to certain Federal income tax consequences of the Merger set forth herein. This opinion may not be applicable to holders of Ballston Common Stock that are not citizens or residents of the United States or to holders of options or warrants, nor does this opinion address the effect of any applicable foreign, state, local or other tax laws.

         This opinion is provided in  connection  with the Merger as required by
Section VI(M) of the Agreement, is solely for the benefit of MainStreet, Ballston and Ballston shareholders, and may not be relied upon in any other manner or by any other person. This opinion may not be disclosed to any other person or used in any other manner without the prior written consent of the undersigned. We consent to the filing of this opinion as an exhibit to the Registration Statement.

                            Very truly yours

                            FLIPPIN, DENSMORE, MORSE
                             RUTHERFORD & JESSEE,
                             A PROFESSIONAL CORPORATION